Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com
August 24, 2018
Nathaniel Segal Counsel +1 312 609 7747 nsegal@vedderprice.com

BY ELECTRONIC MAIL AND EDGAR TRANSMISSION

Sonny Oh

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Brighthouse Life Insurance Company
Shield Level SelectSM 6-Year Annuity v.3
Registration Statement on Form S-3 (File No. 333-226035)

Brighthouse Life Insurance Company of NY
Shield Level Select SM 6-Year Annuity v.3
Registration Statement on Form S-3 (File No. 333-226036)

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (“BLIC”) and Brighthouse Life Insurance Company of NY (“BLNY” and together with BLIC, the “Registrants”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to us in a letter dated August 21, 2018 with regard to the Registration Statements on Form S-3 filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on July 2, 2018, which relate to the Brighthouse Shield Level Select SM 6-Year Annuity v.3, an individual single premium deferred index-linked separate account annuity contract (referred to herein as the “Contract”) to be issued by each of BLIC and BLNY, respectively.

For consistency with the Staff’s letter, the Registration Statement filed by BLIC (File No. 333-226035) is referred to herein as “SLS6v.3” and the Registration Statement filed by BLNY (File No. 333-226036) is referred to herein as “SLS6v.3NY.” We note and acknowledge that the Staff’s letter indicates that the comments therein are based on a review of SLS6v.3 and also apply to SLS6v.3NY, unless indicated otherwise.

For ease of reference, each of the comments of the Staff is set forth below, followed by the Registrants’ response. In cases where the Registrants’ response indicates that the Registrants have

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore

Sonny Oh

August 24, 2018

proposed revised disclosure to their respective prospectus, the pages of the applicable prospectus, as so revised, are filed herewith.

Capitalized terms used but not otherwise defined herein have the meanings set forth in each prospectus.

1.	General

Comment: Footnote 2 to the “Calculation of Registration Fee” indicates that the current fees for the pending filing were offset by the fees previously filed for File No. 333-208664 (“Prior Filing”). However, the Staff notes that the Prior Filing was granted effectiveness on May 2, 2016. Therefore, please explain to the Staff how the fees of the Prior Filing are considered “unused” and could be applied to the current fees for the pending filing.

Response: Each of the Registrants has relied on Rule 457(p) under the Securities Act to carry forward unused filing fees attributable to unsold securities and completed offerings of such unsold securities. The Rule states that where all or a portion of the securities offered under a registration statement remain unsold after the offering’s completion or termination, or withdrawal of the registration statement, the aggregate total dollar amount of the filing fee associated with those unsold securities may be offset against the total filing fee due for a subsequent registration statement or registration statements. The requirements of the rule include that the subsequent registration statement(s) must be filed within five years of the initial filing date of the earlier registration statement. (In contrast, where a registrant seeks to include unsold securities—as opposed to carrying forward unused fees—on a new registration statement under Rule 415(a)(6), a three-year period since the initial effective date of the registration statement applies.) Rule 457(p) also provides that the earlier registration statement must be filed by the same registrant, a majority-owned subsidiary of that registrant, or a parent that owns more than 50 percent of the registrant’s outstanding voting securities.

In this case, BLNY is a subsidiary of, and controlled by, BLIC. (Prior to March 6, 2017, BLIC was known as MetLife Insurance Company USA (“MLIC USA”)). With respect to BLNY, pursuant to Rule 457(p), the filing fee that would otherwise have been due for SLS6v.3NY—$31,125—was offset in its entirety by: (i) $20,883 of an unused filing fee of $219,167.60 paid in connection with a previous registration statement, Registration Statement File No. 333-208664 on Form S-3, which was filed on December 21, 2015 by MLIC USA (“Prior Filing A”), which related to MetLife Shield Level SelectorSM Annuity, an individual single premium deferred index-linked annuity contract that is no longer offered; and (ii) $10,242 of an unused filing fee of $10,242.89 paid in connection with Registration Statement File No. 333-207091 on Form S-3, which was filed on September 23, 2015 by MLIC USA (“Prior Filing B”), which related to MetLife Shield Level SelectorSM 3-Year Annuity, an individual single premium deferred index-linked annuity contract that is no longer offered. With respect to BLIC, after reducing the unused filing fee from Prior Filing A of $219,167.60 by $20,883—to account for the portion of the

Sonny Oh

August 24, 2018

unused filing fee allocated to BLNY for SLS6v.3NY—the unused filing fee from Prior Filing A was $198,284.60. Consistent with this accounting, BLIC relied on Rule 457(p) to offset its filing fee of $124,500 in its entirety against the updated unused filing fee balance of $198,284.60 from Prior Filing A.

Each of the Registrants believe that the foregoing approach is entirely consistent with the purpose of and requirements for Rule 457(p) for carrying forward unused filing fees. Importantly, under Prior Filing A, 4,000,000,000 Shield Level Selector securities were registered and over 2,000,000,000 remain unsold. Similarly, under Prior Filing B, 750,000,000 Shield Level Selector 3-Year securities were registered and over 350,000,000 remain unsold. BLIC is no longer offering either of the Shield Level Selector contracts, and because each contract was a single premium contract, owners of these products cannot make additional purchase payments. Accordingly, each offering of the Shield Level Selector contracts has been completed, but with registered securities that are unsold—and will not be sold—and significant filing fees associated with those unsold securities. Thus, the Registrants believe that all requirements for reliance on Rule 457(p) to carry forward unused filing fees—and, to be clear, not the carry forward of unsold securities (which would require reliance on Rule 415(a)(6))—have been satisfied.

2.	Consistency Issues

For consistency please confirm with the Staff the accuracy of and the basis for the disclosure differences in the SLS6v.3NY prospectus as indicated below.

a.	Comment:	Last paragraph under “Withdrawal Provisions” on page 25.

Response:

The disclosure differences identified by the Staff are attributable to requirements of or recommended disclosures relating to applicable New York state laws and regulations and/or reflect Contract distinctions as between BLIC and BLNY.

b.	Comment:	The third and last paragraphs under “General Death Benefit Provisions” on page 32.

	Response:	Please see the Response to Comment 2.a. above.

c.	Comment:	The second paragraph under “Option 4 . . .” on page 35.

	Response:	Please see the Response to Comment 2.a. above.

d.	Comment:	The omission of the last sentence under “Conversion” on page 43.

Sonny Oh

August 24, 2018

	Response:	Upon further review, BLNY has revised the sentence for consistency with BLIC.

e.	Comment:	The replacing of the term “underwriting requirements” with other terms in the paragraph preceding “Joint Owner,” in “Annuitant,” and in “Assignment” on page 45.

	Response:	Please see the Response to Comment 2.a. above.

f.	Comment:	The first sentence under “Suspension of Payments or Transfers” on page 46.

	Response:	Please see the Response to Comment 2.a. above.

g.	Comment:	The omission of the last sentence of first paragraph under “The Insurance Company on page 46.

Response:

The Registrants note that the disclosure at issue is, as to each of BLIC and BLNY, consistent with the disclosure used for the national and New York versions of variable annuity product prospectuses, respectively. Nevertheless, the Registrants will commit to reviewing the Shield and variable annuity prospectuses in connection with the next annual or other periodic update and determine whether revisions are appropriate.

h.	Comment:	The omission of “and life insurance policies” in the first paragraph of “The Separate Account” on page 46.

	Response:	The omission of “and life insurance policies” as noted by the Staff was purposeful since BLNY does not issue life insurance policies.

3.	Special Terms (page 4)

a.	Comment:	Please revise the definition for ERISA.

	Response:	The Registrants have revised the definition as requested.

b.	Comment:	In the definition of “Free Look” and “Good Order” on page 5, each term reflects changes, respectively, to the terms “agent” and “sales representative” to the term “financial representative.”

Please make sure all such terms have been consistently revised. For example in the two paragraphs under “Distribution of the Contracts” on

Sonny Oh

August 24, 2018

page 47 and the first paragraph under “Additional Compensation for Selected Selling Firms” at the bottom of the same page, please confirm whether the term “registered representative” should be revised.

Response: The Registrants believe that the references to “registered representatives” under “Distribution of the Contracts” and “Additional Compensation for Selected Selling Firms” are appropriate since the surrounding disclosure addresses compensation paid to FINRA-registered representatives. This qualification is one that Brighthouse broker-dealer attorneys believe is necessary and important to avoid any implication that compensation is being paid to sales personnel that are not FINRA-registered.

4.	Purchase (page 13)

Comment: For consistency with the most recent “Shield” product, please move the last paragraph appearing on page 14 into the Summary narrative preceding the table on page 8 and also add that, for more information about these other contracts, including availability, to contact your financial representative.

Response: The Registrants note that the most recent “Shield” product was offered specifically for participants in an account established under a fee-based program. For that product, the Registrants determined it was appropriate to include disclosure on the first page of the summary explaining the limitations on the availability of that product, while also noting that other products are available if a participant is not in a fee-based program. In this instance, however, since the Contracts are not designed for fee-based programs and do not contain the attendant disclosure about such programs, the Registrants believe the disclosure fits more appropriately under “PURCHASE.” Therefore, the Registrants do not believe the circumstances warrant disclosure on the first page of the Summary regarding the availability of other products and respectfully decline to make the revisions.

5.	The Annuity Contract (page 13 of SLS6v.3NY)

Comment: The first sentence of the third paragraph on page 14 affirmatively states that a Fixed Account is available. Please reconcile with the second sentence and revise all other references to the Fixed Account accordingly, e.g., second to last sentence of the third paragraph under “Summary” on page 9.

Please also add disclosure that the Fixed Account may not always be available, as indicated in the second full sentence in the paragraph preceding “Indices” on page 17 and the second to last sentence of the third paragraph under “Transfers” on page 30.

Please also reconcile with the seventh paragraph on page D-1 of Appendix D “The Fixed Account.”

Sonny Oh

August 24, 2018

Response: The Registrants have revised the disclosure in the referenced section to affirmatively disclose that the Fixed Account may not always be available. With this revision, the Registrants believe that there are no disclosure inconsistencies regarding the Fixed Account.

6.	Step Rate (page 17)

Comment: Please revise “8%” to “5%” at the end of the second sentence.

Response: The second sentence under “Step Rate” cited by Staff states as follows: “For example, a 15% Index Performance with a 8% Step Rate will result in a 8% Performance Rate; or, a 5% Index Performance with a 8% Step Rate will result in a 8% Performance Rate.” The Registrants respectfully note that the reference to “8%”—as in “8% Performance Rate”—at the end of the foregoing sentence is correct since the Step Rate is the rate credited at the Term End Date if the Index Performance is equal to or greater than zero. That is, since the Step Rate is 8% and the Index Performance is 5%, the rate credited at the Term End Date “steps up,” so to speak, to 8%. (In contrast, if the sentence at issue was referring to a Cap Rate of 8% and the Index Performance was 5%, then the Performance Rate would be 5%.)

7.	Federal Tax Considerations (page 35)

Comment: Confirm the necessity of “or other applicable law” at the end of the fourth paragraph of “Introduction.”

Response: The Registrants confirm the necessity of “or other applicable law.” For federal tax purposes, the term “spouse” means an individual lawfully married to another individual. Lawfully married generally means marriages recognized by a state, possession, or territory of the United States in which the marriage is entered into. See Treas. Reg. §301.7701-18(b). Under certain circumstances, marriages under laws of a foreign jurisdiction may also be recognized as lawful marriages for federal tax purposes. See id. Therefore, the exclusion for domestic partnership or civil unions is pertinent to state laws as well as other laws (i.e., “other applicable law”).

8.	Abandoned Property Requirements (page 45 of SLS6v.3NY)

Comment: Please tailor the disclosure to applicable New York regulations.

Response: The Registrant (BLNY) has reviewed the disclosure at issue and believes it is appropriate and accurate since the applicable abandoned property regulation depends on the state where the beneficiary or owner resides, which may not be New York. Thus, the Registrant respectfully declines to modify the disclosure.

Sonny Oh

August 24, 2018

9.    Independent Registered Public Accounting Firm (page 50) and Information Incorporated by Reference (page 51)

Comment: These sections will be subject to further review upon the filing of the pre-effective amendment.

Response: The Registrant acknowledges the Staff’s comment and understands that the identified sections will be subject to further review upon the filing of the pre-effective amendment.

PART II

10.	Item 14

Comment: Registration Fee should be $0.00 or at least provide an explanation of how it was calculated.

Response: The Registrants note that the registration fee set forth under Item 14—$124,500 with respect to SLS6v.3 and $31,125 with respect to SLS6v.3NY—were each calculated by applying the current filing fee rate ($124.50 per $1,000,000) to the registration of 1,000,000,000 and 250,000,000 securities, respectively. Although each Registration relied on Rule 457(p) to offset entirely the registration fee otherwise due with each filing, these registration fees were nonetheless incurred and were payable.

11.	Item 16 Exhibits

a.	Comment:

Please confirm the accuracy of incorporation by reference for Exhibit 1(b). The exhibit appears to have been included in the initial registration statement, not the pre-effective amendment incorporated by reference.

Response:

The Registrants note that, with respect to each Registration Statement, Exhibit 1(b) is the Brighthouse Securities, LLC Sales Agreement, which, as indicated in each filing, was filed as Exhibit 1(b) with Registration Statement No. 333-218126 on Form S-3/A on July 18, 2017 and incorporated by reference. The Registrants confirm that the exhibit at issue was in fact filed as Exhibit 1(b) with the pre-effective amendment, as indicated.

b.	Comment:	Please provide revised powers of attorney (“POAs”) that are specific to the filing. There should be some indication in the POAs that the Board members were aware of these specific filings.

Sonny Oh

August 24, 2018

Response:	The Registrants are filing revised POAs with each pre-effective amendment that identify the filing specifically.

12.	Financial Statements, Exhibits, and Certain Other Information

Comment: Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: The Registrant acknowledges the Staff’s comment and is filing financial statements, exhibits and any other required disclosure with the pre-effective amendment to the Registration Statement.

Very truly yours, /s/Nathaniel Segal Nathaniel Segal Counsel

Cc:	Michele H. Abate, Associate General Counsel, Brighthouse Financial, Inc.

W. Thomas Conner, Shareholder, Vedder Price P.C.